United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 12b-25

Notification of Late Filing
(Amendment No. 0)*

OMB Number 3234-0058	SEC File Number 0-20022	CUSIP Number

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☑ Form 10-Q	☐ Form 10-D	☐ Form N-SAR
☐ Form N-CSR

For Period Ended: July 05, 2009
☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR
For the Transition Period Ended: ________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Part I - Registrant Information

POMEROY IT SOLUTIONS, INC.

Full Name of Registrant

Pomeroy Computer Resources, Inc.

Former Name if Applicable

1020 Petersburg Road

Address of Principal Executive Office (Street and Number)

Hebron, KY 41048

City, State and Zip Code

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.(Check box if appropriate.)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company disclosed in an 8-K filing on August 6th, 2009 that the Audit Committee of the Company’s Board of Directors (the “Audit Committee”) concluded on July 31st, 2009 that the Company’s financial statements and related audit reports thereon in the Company’s most recently-filed Annual Report on Form 10-K for the year ended January 5, 2009 and the interim financial statements in the Quarterly Report on Form 10-Q for the quarter ended April 5th, 2009 should no longer be relied upon due to errors in the Company’s historical accounting treatment since 1991 of certain aged trade credits created in the ordinary course of business.

Management is in the process of finalizing the aggregate amount of these liabilities and the periods in which they were incurred.  The Company expects the total restatement charge to be between $5.0 million and $6.0 million, excluding any tax effects.  While the effect on the income statement in any given year may not be material, the Audit Committee concluded that the financial statements should be restated due to the cumulative effect on the Company’s balance sheet. The Company also expects that the restatement of its financial statements will include a reduction of retained earnings as of January 5, 2006 related to the accumulation of such errors in prior periods.

The Company is unable to complete and file the Form 10-Q for the second quarter of 2009 until it completes and files the restated Annual Report on Form 10-K for the fiscal year ended January 5, 2009 and an amended quarterly Report on Form 10-Q for the first quarter of 2009.  The restatement of its financial statements has caused an inability to complete and file the Form 10-Q for the second quarter of 2009 within the prescribed period without undue hardship and expense to the Company. The Company undertakes the responsibility to file such quarterly report no later than five days after its original due date.

Part IV - Other Information

1.	Name and telephone number of person to contact in regard to this notification

Craig J. Propst	859	586-0600
(Name)	(Area Code)	(Telephone Number)

2.
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

Yes ☑      No ☐

3.	If answer is no, identify report(s).

4.
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐      No ☑

5.	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Pomeroy IT Solutions, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized

Date:	08- 19- 2009	By /s/	Craig J. Propst	Title:	Senior Vice President, Treasurer and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Attention Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).